Exhibit 99.1

Freeline Therapeutics Updates Clinical Development Plan for its FLT180a Hemophilia B Program

Targeting initiation of dose confirmation trial by end of 2021 with data readout by end of 2022

Initiation of Phase 3 pivotal trial targeted by mid-2023, with data readout and BLA filing targeted by end of 2024

London, UK, February 8, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced a modification to the clinical development plan for its FLT180a program for Hemophilia B.

The modification to the FLT180a clinical development plan is intended to address feedback Freeline received from the U.S. Food and Drug Administration (“FDA”) relating to the characterization and comparability of the investigational drug product used in its Phase 1/2 B-AMAZE trial that was produced at smaller scale, as compared to its current investigational drug product that is produced at commercial scale.

Under the modified clinical development plan, Freeline now plans to conduct dose confirmation in a FLT180a Phase 1/2 trial instead of in the Phase 2b part of the previously planned Phase 2b/3 pivotal trial. Freeline believes this modified clinical development plan should enable it to meet its objectives of initiating the clinical trial sites for the dose confirmation trial by the end of 2021, while in parallel, working to meet FDA’s Chemistry, Manufacturing and Control (“CMC”) requirements in advance of commencing the planned Phase 3 pivotal trial. The Company is targeting a data readout for the Phase 1/2 dose confirmation trial by the end of 2022, initiation of the Phase 3 pivotal trial by the middle of 2023 and filing of a Biologic License Application (“BLA”) with the FDA by the end of 2024.

The Company expects that the Phase 1/2 dose confirmation trial will be a six-month single dose safety and efficacy trial designed to confirm the dose and immune management regimen for the planned Phase 3 pivotal trial, with costs similar to those of the dose confirmation part of the previously planned Phase 2b/3 pivotal trial. Informed by the results of the dose-ranging B-AMAZE trial, which demonstrated a dose response across four cohorts, the Company believes that a dose of FLT180a between 7.5e11 and 9.75e11 vg/kg1 is likely to bring patients into the normal range of Factor IX (“FIX”) activity level of 50-150%.

The Company anticipates that the design of the Phase 3 pivotal trial will be nearly identical to the Phase 3 part of the previously planned Phase 2b/3 pivotal trial. Assuming the Phase 3 pivotal trial demonstrates robust data at 26 weeks, the Company believes it would be able to file a BLA with the FDA by the end of 2024 utilizing the Accelerated Approval pathway. The Company anticipates that the BLA filing would be based on the surrogate endpoint of FIX activity in approximately 20 patients, combined with demonstration of a positive correlation between 26-week FIX activity levels and 52-week annualized bleeding rates (“ABR”) in a subset of these 20 patients. The Phase 3 pivotal trial would continue to enroll up to an additional 30 patients to evaluate 52-week ABR to support full regulatory approval.

“We believe conducting dose confirmation in a Phase 1/2 trial should allow us to achieve similar objectives as our previously planned trial, whilst also enabling us to work with FDA on CMC prior to initiating the Phase 3 pivotal trial. We are still targeting the filing of our FLT180a BLA in 2024 and are committed to bringing a functional cure to Hemophilia B patients as soon as possible,” said Theresa Heggie, Chief Executive Officer of Freeline. “To streamline the development path for our subsequent programs, we have developed our entire pipeline from Phase 1 onward using the same commercial-scale manufacturing platform that we are now using for FLT180a.”

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1   The Company’s B-AMAZE trial dose escalated across four dose levels. For future data updates, Freeline expects results will be reported using a new dose level nomenclature in the assay for the commercial-scale process in which the former doses of 4.5e11, 7.5e11, 9.75e11, and 1.5e12 vg/kg correspond to 3.8e11, 6.4e11, 8.32e11, and 1.28e12 vg/kg, respectively.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies. The Company is dedicated to the mission of transforming patient lives with the ambition of developing innovative products to mediate functional cure through a one-time treatment paradigm for inherited systemic debilitating diseases. Freeline leverages a proprietary, rationally-designed capsid and AAV vector technology cassette that delivers a functional copy of a therapeutic gene into the human liver, delivering a durable level of missing proteins into the patient’s bloodstream. Freeline’s integrated expression platform includes capabilities in research, manufacturing, clinical development, and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A.

Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include statements that the Phase 1/2 dose confirmation trial for FLT180a is expected to be initiated by the end of 2021 and provide a data readout in 2022, that the Phase 3 pivotal trial is expected to be initiated by the middle of 2023, that a BLA filing for FLT180a is expected to be made by the end of 2024, and that the Company’s revised clinical development plan for FLT180a will allow it to address CMC feedback from the FDA in parallel with the Phase 1/2 dose confirmation trial, that the costs of the Phase 1/2 dose confirmation trial will be similar to the dose confirmation part of the prior Phase 2b/3 pivotal trial, as well as any other discussion of the Company’s strategies, financing plans, manufacturing, research, pipeline, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. In particular, no assurance can be provided as to whether the Company will be able to meet the milestones in its revised clinical development plan for FLT180a, whether the Company will be able to adequately address the FDA’s feedback relating to the CMC that is required to initiate a pivotal trial, whether the FDA will provide any feedback on the revised clinical development plan that impacts the timing or design of its clinical trial plans for FLT180a or any of its other product candidates, whether the Company’s revised clinical development plan will impact trial costs or the Company’s cash burn rate or whether there will be any impact to the Company’s regulatory submissions timeline for FLT180a or any of its other product candidates as a result of the CMC or any other feedback from the FDA or otherwise. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contacts

David S. Arrington

Vice President Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947

Julia Wilson

JW Communications

juliawilsonuk@gmail.com

+44 (0) 7818 430877